IMC Announces Record Harvest by Focus Medical and Update on Israeli Operations

  Focus Medical recently completed a semi-annual record harvest of over 3,000kg of medical cannabis

  Focus Medical's first two months of shipments of IMC-branded medical cannabis products to Super-Pharm and Panaxia totalled over 250kg

  Approximately 450kg of medical cannabis is expected for shipment in Q2 2020 under sales agreements with Super-pharm and Panaxia and 2,550kg of medical cannabis is expected for shipment in the latter half of 2020  under previously announced pharmacy sales agreements

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; and Glil Yam, Israel - June 04, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical') has produced a semi-annual record harvest of over 3,000kg of medical cannabis at its cultivation facility in Sde Avraham, Israel. Annualizing this semi-annual harvest equates to an annual operating capacity of 6,000kg of medical cannabis. Factoring in the expected production procured from its recently announced third-party supply agreements in Israel and abroad, Focus Medical estimates that its supply capacity of medical cannabis (all of which will be sold under the IMC brand) will reach over 8,000kg and 11,000kg in 2020 and 2021, respectively.

Furthermore, IMC has confirmed that Focus Medical has completed its first two months of shipments to Super-Pharm (Israel) Ltd. ("Super-Pharm") and Panaxia Labs Israel, Ltd. ("Panaxia" and together with Super-Pharm, the "Pharmacies") (TASE:PNAX) for over 2 50kg of IMC-branded medical cannabis products, pursuant to Focus Medical's previously announced pharmacy sales agreements with the Pharmacies, signed on April 13, 2020 and April 16, 2020 respectively. A total of 450kg of medical cannabis is expected to be delivered to the Pharmacies in Q2 2020 and 2,550kg of medical cannabis is expected to be shipped to other pharmacies in the second half of 2020 under previously announced pharmacy sales agreements. These estimates do not include shipments that are expected to be made to pharmacies that are not currently under binding agreements with Focus Medical.

Oren Shuster, Chief Executive Officer of IMC commented, "The cultivation team at Focus Medical has been perfecting its craft for over ten years now and have been instrumental to our brand's recognition for quality, purity and consistency. The record harvest produced by Focus Medical has been executed with ideal timing as shipments of IMC-branded products ramp up in Q2 2020 and throughout 2020 to pharmacies across Israel. As shipments in both Israel and Germany scale in the latter half of 2020, we are confident that shareholders will continue to realize the benefits of our team's execution and our step-by-step strategy to becoming a leading global medical cannabis brand."

Details of Sales and Supply Agreements

IMC has previously announced that Focus Medical has signed six binding sales agreements for the distribution of IMC-branded medical cannabis products in Israel. Total consolidated revenue from all binding sales agreements in Israel is expected to be $193.5 million with an expected gross margin of 50% over the next three years. A total of 33,075kg of medical cannabis under the sales agreements will be delivered by Focus Medical to Israeli pharmacies between Q2 2020 and 2023, of which 3,000kg of the medical cannabis is expected to reach pharmacies in 2020.

Supply of medical cannabis to fulfill these pharmacy sales agreements is now fully contracted. Focus Medical has signed and announced supply agreements with Cannomed Medical Cannabis Industries Ltd. (TASE:CNMD), Intelicanna Ltd. (TASE:INTL), Way of Life and Cannation, to supplement its own production and international supply from its EU-GMP certified partner in Spain.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with two other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

About Superpharm (Israel) Ltd.

Super-Pharm is a leading drugstore chain in Israel. Established in 1978 by Leon Koffler, the company now has 250 branches in Israel, selling an extensive range of pharmaceuticals, health products, vitamins, minerals, cosmetics, toiletries, and baby products.

Panaxia Labs Israel, Ltd.

Panaxia Labs Israel, Ltd. is a publicly traded company on the Tel Aviv Stock Exchange, trading under the symbol "PNAX." It is the largest Israeli manufacturer and home-delivery distributor of medical cannabis products, and the first to have received the approval of the Israeli Ministry of Health for the manufacturing of medicinal cannabis-based pharmaceuticals (under the IMC-GMP directive). The company manufactures over 30 hemp-based medicinal products and has accumulated a broad foundation of clinical experience based on tens of thousands of patients.

Panaxia is part of the Segal Pharma Group, owned by the Segal family and founded over forty years ago. The company manufactures over 600 different pharmaceutical products that are distributed in over 40 countries worldwide. Panaxia Labs Israel is a subsidiary of Panaxia Pharmaceutical Industries, co-founded by Dr. Dadi Segal, Dr. Eran Goldberg, and Assi Rotbart, Adv. as the cannabis division of the Segal Pharma Group. A sister subsidiary, Panaxia U.S., manufactures in North America over 60 hemp-based medicinal products, including sublingual tablets, lozenges, oils, and inhalators for the treatment of conditions such as PTSD, cancer, chronic pain, epilepsy, anorexia, burns, and many other ailments. Panaxia Group has over 150 employees, and all clinical trials are conducted in-house.

The Segal Pharma Group additionally owns Luminera Derm, manufacturer of injectable dermal fillers, and Tree of Life Pharma, manufacturer of over-the-counter drugs.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to previously announced sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to Focus Medical's annual production capacity, estimates of Focus Medical's total production of medical cannabis in 2020 and 2021, the Company's projected revenues and profitability due to previously announced sales agreements of Focus Medical, the expected amount of medical cannabis to be delivered by Focus Medical under its previously announced sales agreements, the expectation to sell medical cannabis to pharmacies not currently bound by sales agreements with Focus Medical, timing on the sale and distribution of IMC-branded medical cannabis products to Israeli pharmacies under the sales agreements, and the ability of Focus Medical to meet its sales commitments and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca